STATE OF NEVADA
OFFICE OF THE SECRETARY OF STATE
101 N. CARSON ST., STE. 3
CARSON CITY, NEVADA 89701-4786

Telephone 775-684-5708
Fax 775-684-5725
Web site http://sos.state.nv.us
Filing Fee: ~~$75.00~~ $150.00

Expedite!!

Certificate of Amendment to Articles of Incorporation
For Profit Nevada Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: GTSR HOPEFULL CORPORATION

2. The articles have been amended as follows (provide article numbers, if available):
AT A SPECIAL SHAREHOLDERS MEETING HELD MARCH 20, 2002 THE FOLLOWING AMENDMENT WAS PASSED:
THE NAME OF GTSR HOPEFULL CORPORATION SHALL BE CHANGED TO LRNN CORPORATION.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 89%.*

4. Signatures:

[signature] Philip M Young
President or **Vice President**
(acknowledgement required)

[signature]
Secretary or **Asst. Secretary**
(acknowledgement not required)

State of: ARIZONA
County of: MARICOPA
This instrument was acknowledged before me on
APRIL 4, 2002, by
PHILIP M. YOUNG (Name of Person)
as PRESIDENT
as designated to sign this certificate
of GTSR HOPEFUL CORPORATION
(name on behalf of whom instrument was executed)

[signature]
Notary Public Signature

WILLIAM F. DORAN
Notary Public - Arizona
Maricopa County
My Commission Expires
January 14, 2005

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.